Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 27,	December 28,
	2013	2012
	(In millions, except ratios)
Earnings:
Income from continuing operations	$264.5	$266.8
Plus: Income taxes	126.6	121.0
Fixed charges	51.2	58.6
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(0.5)	(0.1)
Undistributed earnings in equity investments	—	—

	$441.8	$446.3

Fixed Charges:
Interest expense	$47.4	$55.5
Plus: Interest capitalized during the period	0.5	0.1
Interest portion of rental expense	3.3	3.0

	$51.2	$58.6

Ratio of Earnings to Fixed Charges	8.63	7.62